

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Jiayuan Xu
Chief Financial Officer
FinVolution Group
Building G1, No. 999 Dangui Road
Pudong New District, Shanghai 201203
The People's Republic of China

Re: FinVolution Group
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-38269

Dear Jiayuan Xu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haiping Li